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05039090

SECUR' ... ION

Z-3/17

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-61389~~ 8-66444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conning Research & Consulting, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Plaza
(No. and Street)

Hartford (City) CT (State) 06103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Grous (860)299-2061
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street (Address) Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
MAR - 1 2005
513

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, Walter Blasberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conning Research & Consulting, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Walter Blasberg
Signature

President
Title

Patricia M. Gagliardi
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Conning Research & Consulting, Inc.

Financial Statements and Supplementary Schedule pursuant to Securities and Exchange Commission Rule 17a-5 as of December 31, 2004 and for the year then ended

Conning Research & Consulting, Inc.
Index
December 31, 2004

	Page(s)
Report of Independent Auditors	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Shareholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
Supplementary Schedule	
Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c-3-1 Under the Securities Exchange Act of 1934	11

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors of
Conning Research & Consulting, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, shareholder's equity and cash flows present fairly, in all material respects, the financial position of Conning Research & Consulting, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2005

CONNING RESEARCH & CONSULTING, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS		
Cash and cash equivalents	$	4,004,016
Accounts receivable, net		124,294
Income taxes receivable		62,777
Deferred tax asset		587,048
Prepaid expenses		13,615
Total assets	$	4,791,750
LIABILITIES AND SHAREHOLDER'S EQUITY		
Compensation payable	$	632,814
Due to Parent and affiliates		359,872
Deferred revenue		1,868,669
Other liabilities and accrued expenses		126,778
Total liabilities		2,988,133
Common stock, $.01 par value: 1,000 shares authorized, issued and outstanding		10
Additional paid in capital		4,443,847
Accumulated deficit		(2,640,240)
Total shareholder's equity		1,803,617
Total liabilities and shareholder's equity	$	4,791,750

The accompanying notes are an integral part of these financial statements.

CONNING RESEARCH & CONSULTING, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Subscriptions and Consulting Fees	$ 2,731,224
Interest income	10,173
Total revenues	2,741,397
EXPENSES	
Employee compensation and benefits	2,049,556
Occupancy and equipment	282,832
Marketing and production	148,784
Financial data services	185,272
Professional fees	199,026
Other operating expense	39,762
Total expenses	2,905,232
Loss before income taxes	(163,835)
Provision for income taxes	178,195
Net loss	$ (342,030)

The accompanying notes are an integral part of these financial statements.

CONNING RESEARCH & CONSULTING, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance, December 31, 2003	$ 10	$ 2,253,215	$ (2,298,210)	$ (44,985)
Contribution from Parent	-	940,632	-	940,632
Forgiveness of debt (see Note 6)		1,250,000		1,250,000
Net loss	-	-	(342,030)	(342,030)
Balance, December 31, 2004	$ 10	$ 4,443,847	$ (2,640,240)	$ 1,803,617

The accompanying notes are an integral part of these financial statements.

CONNING RESEARCH & CONSULTING, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net loss	$	(342,030)
Changes in assets and liabilities:		
Accounts receivable, net		(49,294)
Prepaid expenses		(7,711)
Income tax receivable and deferred tax asset		538,195
Other liabilities and accrued expenses		(691,991)
Due to Parent and affiliates		278,516
Deferred revenue		1,171,645
Compensation payable		271,828
Net cash provided by operating activities		1,169,158
Cash flows from financing activities:		
Capital contribution by Parent		940,632
Forgiveness of debt by Parent		1,250,000
Net cash provided by financing activities		2,190,632
Net increase in cash and cash equivalents		3,359,790
Cash and cash equivalents, beginning of the year		644,226
Cash and cash equivalents, end of the year	$	4,004,016

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION

Conning Research & Consulting, Inc. (the "Company") publishes in-depth insurance industry research covering major insurance industry trends, products, markets and business segments. The Company is a wholly-owned subsidiary of Conning & Company (the "Parent"). The Parent is a wholly-owned subsidiary of Swiss Re America Holding Corporation ("SRAH"). SRAH is a wholly owned subsidiary of Swiss Reinsurance Company ("Swiss Re").

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant accounting policies followed by the Company are summarized below.

Revenue Recognition – Subscription and publication fees are recorded as income ratably over the subscription period, which is generally one year. Consulting fee income is recognized at the completion of the engagement.

Cash and Cash Equivalents – Cash and cash equivalents represent cash and highly liquid investments with original maturities of three months or less.

Income Taxes – Income tax expense or benefit is based on income reported in the financial statements. Deferred federal and state income taxes are provided based on an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The Company records a valuation allowance against the deferred income tax asset for that portion of the asset that may not be realized.

For the year ended December 31, 2004, the Company is a member of a group which files a consolidated federal income tax return and combined state and local income tax return with SRAH. The tax allocation agreement provides that each member shall compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

Prepaid Expenses and Other Assets – Prepaid expenses and other assets includes certain prepaid operating expenses which are amortized over their useful lives which is typically less than one year.

Compensation Payable – Compensation payable represents amounts payable to employees as a result of the Company's incentive compensation program during the normal course of operations. Amounts are accrued in the period earned.

Use of Estimates – Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 – RECEIVABLES

Accounts receivable includes amounts due for consulting engagements of the Company. Based on management's assessment that all outstanding amounts are fully collectible, no allowance for doubtful accounts was recorded at December 31, 2004.

NOTE 4 – INCOME TAXES

The current and deferred (benefit) / provision for income taxes reflected in the statement of operations is as follows:

Current income tax provision	
Federal	$ 8,949
State	33,677
Deferred income tax provision	
Federal	106,330
State	29,239
Total income tax provision	$ 178,195

The effective tax rate for the Company differs from the U.S. statutory rate of 35% due to the effective state and local taxes and establishment of a partial valuation allowance.

At December 31, 2004, a valuation allowance of $285,685 was established against state and local net operating losses in jurisdictions in which the Company is currently not doing business.

At December 31, 2004, the Company has net operating loss carryforwards of approximately $931,077 and $2,688,169 available for federal and state and local income taxe purposes, respectively. These losses will expire between 2022 and 2023.

Deferred tax assets and liabilities as of December 31, 2004 are attributed to the following temporary differences:

Deferred tax assets:	
Net operating loss carryforward	$ 611,563
Employee plans	254,152
Alternative minimum tax credits	8,949
Total before valuation allowance	874,664
Valuation allowance	(285,685)
Total deferred tax assets	588,979
Deferred tax liabilities:	
Fixed assets	(1,931)
Total deferred tax liabilities	(1,931)
Net deferred tax asset	$ 587,048

NOTE 5 – EMPLOYEE PROFIT SHARING AND RETIREMENT PLAN

Defined Contribution Plan - The Company participates in the retirement savings plan sponsored by Swiss Re, the Swiss Re Group U.S. Employee's Savings Plan ("SR Savings Plan"). The SR Savings Plan is a defined contribution plan in which eligible employees of the Company may elect to participate. The SR Savings Plan provides for contributions by employees and matching contributions by the Company, subject to certain limitations. The Company made matching contributions of $44,213 for the year ended December 31, 2004.

Employee Retirement Plan – The Company participates in the Swiss Re Group U.S. Employees' Pension Plan, a qualified, noncontributory defined benefit pension plan sponsored by SRAH. The plan covers substantially all of the Company's employees. The Company has no legal obligation for benefits under this plan. SRAH allocates amounts to the Company based on salary ratios as compared to all companies participating in the plan. Pension expense for the year ended December 31, 2004 was $142,050 and is reflected in the Company's statement of operations.

Postretirement Benefit Plan – The Company provides certain postretirement benefits to retired employees through a plan sponsored by SRAH. The Company has no legal obligation for benefits under this plan. Substantially all employees may become eligible for these benefits after meeting age and service requirements. Life insurance

benefits are based on percentages of final salary and gradually reduce after retirement, with both maximum dollar and minimum percentage limits. Postretirement benefit expense for the year ended December 31, 2004 was $48,560 and is reflected in the Company's statement of operations.

NOTE 6 – RELATED PARTY ACTIVITIES

SRAH provides administrative services at the request of the Company including employee benefits and administration, pension, information services, tax and other administrative support. Fees for these services for the year ended December 31, 2004 were $191,893 and are reflected in the Company's statement of operations.

The Parent provides accounting, legal and compliance support to the Company related to the Company's operations as a registered securities broker dealer. Fees for these services for the year ended December 31, 2004 were $173,926 and are reflected in the Company's statement of operations.

The premises occupied by the Company are leased by the Parent. The Parent charged the Company $44,937 for its proportionate share of the lease costs including utilities and related property taxes which is reflected in the statement of opertions for the current period.

The Company provides subscription services of their library of publications to Conning Asset Management Company ("CAM"), which includes analysis for the life insurance industry, as well as research services. Fees for providing this service were $279,540 for the year ended December 31, 2004 and are reflected in the Company's statement of operations.

It is possible that the terms of the transactions mentioned above are not the same as those that would result from transactions among wholly unrelated parties.

During 2004, the Parent had two capital transactions in connection with the Company's new operation as a registered securities broker/dealer. In October, the Parent contributed cash of $940,632. In December the Parent forgave the Company's debt to the Parent of $1,250,000. The debt was the accumulation of intercompany transactions.

NOTE 7 – OTHER OPERATING EXPENSE

Other operating expense is comprised of the following:

Dues and membership	$	8,810
Telephone expense		7,471
Bank fees		7,130
Other		16,351
Total other operating expense	$	39,762

NOTE 8 – ACQUISITIONS / DISPOSITIONS

On January 1, 2004 the Parent acquired 100% of the common stock of the Company from a company that is a wholly-owed subsidiary of Swiss-Re. The Company, in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141"), recorded this transaction between entities under common control as a transfer of assets and liabilities at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, there was no revaluation of the accounts and no goodwill or intangible assets were recorded.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires the maintenance of a minimum net capital, as defined, of $373,517 at December 31, 2004. At December 31, 2004 the Company had net capital of $1,281,083, which was $907,566 in excess of the required net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was approximately 2.33 to 1. Net capital may fluctuate on a daily basis.

The allowable credit for bonus accrual, net of tax, results from the Company's incentive compensation which is accrued but is not contractually payable until approved by the Board of Swiss Re in March, 2005.

SCHEDULE I

CONNING RESEARCH & CONSULTING, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

Total shareholder's equity		$ 1,803,617
Add:		
Allowable credit for Bonus accrual, net of tax (Note 9)		265,200
Total shareholder's equity qualified for net capital		2,068,817
Less non-allowable assets:		
Income tax receivable	$ 62,777	
Deferred tax asset	587,048	
Accounts receivable	124,294	
Prepaid expenses and other assets	13,615	787,734
Net capital		$ 1,281,083
Total aggregate indebtedness		$ 2,988,133
Minimum net capital requirement (12.5% of aggregate indebtedness or $5,000, which ever is greater)	$ 373,517	
Net capital in excess of requirements	907,566	
Net capital		$ 1,281,083
Ratio of aggregate indebtedness to net capital		2.33 to 1

There are no material differences between this computation and the corresponding computation in the unaudited Part II FOCUS Report as of December 31, 2004.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors on Internal Control

To the Board of Directors of
Conning Research & Consulting, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Conning Research & Consulting, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and

3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2005